Greene Concepts, Inc.

13195 U.S. Highway 221 N

Marion, North Carolina, 28752

(844) 889-2837

January 7, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Thomas Jones and Kate McHale

Re: Greene Concepts, Inc.

Offering Statement on Form 1-A Filed October 2, 2019

File No. 024-11090

Dear Ladies and Gentlemen:

We hereby submit the response of Greene Concepts, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated October 29, 2019, providing the Staff’s comments with respect to the Company’s Regulation A Offering Statement on Form 1-A (as amended, the “Offering Statement”).

For the convenience of the Staff, each of the Staff’s comments is included followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 1-A filed October 2, 2019 General

1.	We note that you acquired Mammoth Ventures Inc., formerly known as North Cove Springs Bottling and Beverage, Inc., for $1,350,000. Please tell us how you determined that financial statements for Mammoth and pro forma financial information were not required in your offering statement pursuant to Part F/S(b)(7)(iii) and (iv) of Form 1-A of Regulation A. Additionally, please clarify whether the date of the acquisition was December 24, 2018 or February 6, 2019.

Response: On November 29, 2018 Mammoth Ventures Inc. (“Mammoth”) was incorporated by BNL Capital LLC, whose principals are Robert Levit and Loren Brown (“BNL Capital”) in the State of Florida for the purpose of acquiring the water plant located at 13195 Highway 221N, Marion, North Carolina 28752 comprised of real property, a building and certain water rights (the “North Carolina Facility”) from North Cove Springs Bottling and Beverage, Inc. and its owner Chris Mencis (collectively, “North Cove”). The acquisition of the assets constituting the North Carolina Facility by Mammoth closed on February 5, 2019. For at least six years prior to the acquisition of the assets of the North Carolina Facility, North Cove had no operations whatsoever, had no employees and generated no revenue from any source. The North Carolina Facility was dormant during that entire period. Thereafter, on the next day, February 6, 2019, the Company acquired all of the issued and outstanding capital stock of Mammoth from BNL Capital. Mammoth had no operations other than the ownership of the assets constituting the North Carolina Facility, which did not operate, from the date of its acquisition of the North Carolina Facility on February 5, 2019 to the date that BNL Capital sold all of the outstanding capital stock of Mammoth to the Company on the next day, February 6, 2019.

The Company respectfully advises the Staff that it considered the provisions of FASB Accounting Standards Codification Topic 805, Business Combinations (“Topic 805”), to determine whether an acquisition of all of the outstanding capital stock of Mammoth should be treated as business combination or an asset acquisition in accordance with GAAP. If the acquisition of Mammoth does not meet the definition of a “business” under Topic 805, the Company accounts for the transaction as an asset acquisition rather than a business combination. On the other hand, if the acquisition of Mammoth meets the definition of a business under Topic 805, the Company applies the acquisition method of accounting for a business combination as provided for in Topic 805.

Topic 805 defines the term “business” as “[a]n integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.” Topic 805 also sets forth additional guidance on what constitutes a business and provides that a business is comprised of three elements: input; process; and output. Topic 805 defines the first element, input, as “[a]ny economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it.” Topic 805 defines the second element, process, as “[a]ny system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs.” Topic 805 provides examples of what constitutes a process, which include “strategic management processes, operational processes, and resource management processes.” With respect to the third element, output, Topic 805 provides that outputs are created by the combination of the first two elements (i.e. inputs and processes applied to those inputs), but are not required for an integrated set to qualify as a business.

BNL Capital formed Mammoth as a holding company for the sole purpose of facilitating its acquisition of the North Carolina Facility and subsequent transfer of the North Carolina Facility (through the transfer of all of the capital stock of Mammoth) to the Company. For at least the last six years, there have been no operating activities at North Cove, including its North Carolina Facility. All equipment was inactive, there were no employees or any operational activities or binding agreements with third parties since such date. The Company also considered Rule 11-01 of Regulation S-X to determine if the acquisition of the capital stock of Mammoth from BNL Capital was an acquisition of a business for the purposes of providing historical financial statements of Mammoth/North Cove. The Company concluded that disclosure of any prior financial information of Mammoth/North Cove would not be material to an understanding of future operations, and also considered the following facts and circumstances, each in accordance with Rule 11-01(d) of Regulation S-X:

·	North Cove had no revenue or customer base;
·	Although North Cove owned the North Carolina Facility, which included equipment and other tangible assets, the North Carolina Facility was not operational, and a significant investment would be (is) required in order to refurbish or replace the existing equipment to make the North Carolina Facility operational. The North Carolina Facility did not have the ability to manufacture any products;
·	The North Carolina Facility required significant capital improvements and development efforts and needed to obtain necessary governmental approvals before commencing operations. It took several months from the date of acquisition of the North Carolina Facility to refurbish and improve the facility and to get it ready for the manufacture of bottled water. The Company does not expect to be able to begin selling bottled water until sometime during the first half of 2020;
·	Mammoth/North Cove had no employees and a skilled workforce would need to be hired and trained in order to refurbish the North Carolina Facility, obtain regulatory approvals and begin to manufacture products;
·	There is no market distribution system or sales force in place;
·	There is no customer base;
·	There are no tradenames that were acquired from North Cove; and
·	There were no processes in place at the time the Company acquired Mammoth. Mammoth had not formalized any development plans, obtained regulatory approvals required to commence operations or finalized any agreements with persons or entities with the capacity to develop and commercialize any products.

Accordingly, the Company concluded that the acquisition of the capital stock of Mammoth from BNL Capital does not represent the acquisition of a business and that the Company is not required to include financial statements or pro forma financial information for Mammoth/North Cove in accordance with Rule 11-01 of Regulation S-X.

2.	We note that Exhibit 6.2 refers to Ms. Howard, the Chief Executive Officer and Principal Accounting Officer, as a contractor. Please tell us and disclose whether you consider Ms. Howard to be a contractor or an employee of the company. If she is a contractor, please provide analysis with regard to New York Business Corporation Law and your Bylaws as to how the Company may legally fill this position with a contractor. Include a discussion regarding the difference in state and federal liability of a contractor compared to an employee of the company.

Response: After filing the Offering Statement, on November 19, 2019, Ms. Howard resigned from her position as Chief Executive Officer of the Company and as sole director of the Company and was replaced by Leonard Greene, who has become the Company’s Chief Executive Officer, President and sole director of the Company. Mr. Greene was previously associated with the Company when the Company ran its legacy business which was the manufacture and distribution of a line of 25 high quality consumer focused inkjet kits. Ms. Howard was simultaneously appointed as the chief innovation officer of our subsidiary, Mammoth Ventures Inc., and acts in such capacity as a contractor to the Company. Mr. Greene has entered into an employment offer letter with the Company, which is now summarized in the “Directors, Executive Officers and Significant Employees” section of the Offering Statement and acts as an employee to (and not a contractor of) the Company.

Overview, page 1

3.	Please reconcile your disclosure on page 1 that on February 6, 2019, BNL Capital agreed to sell 100% of the outstanding shares of Mammoth to you with your disclosure on page 26 that in November 2018 you formed Mammoth as a wholly owned subsidiary and on December 24, 2018 Mammoth entered into an agreement to acquire the Marion facility. Please make conforming changes throughout the offering statement.

Response: In response to the Staff’s comment, we have revised the disclosure on page 1 and made conforming changes throughout the offering statement to clarify that the Company did not form Mammoth, rather the Company acquired Mammoth on February 6, 2019 from BNL Capital as described in more detail in response to comment number 1 above. We will also clarify throughout the offering statement that Mammoth owned the North Carolina Facility prior to the Company’s acquisition of all of the outstanding capital stock of Mammoth.

The Offering, page 5

4.	We note your disclosure on page 5 that the minimum subscription amount is

$100. Please tell us with specificity which provision in the subscription agreement mentions a minimum subscription amount of $100.

Response: In response to the Staff’s comment, we have revised the subscription agreement to clearly specify in new Section 1(d) that the minimum subscription amount is $100, unless the Company otherwise agrees.

Since our officers and directors have substantial influence over the company, page 12

5.	On page 12 you refer to your directors and executive officers have significant control over stockholder matters and the substantial equity interest held by your CEO. However, you disclose on page 33 that your officers and directors as a group beneficially own 0.23% of the total voting stock of the company. Please reconcile. Also, tell us how you calculated the percentage ownership of your officers and directors mentioned on page 12 if all of the shares offered are sold.

Response: In response to the Staff’s comment, we revisited our disclosure and determined that this risk factor does not apply to our company, as our directors and officers only own a small percentage of the Company. We have removed all references in the offering statement regarding the directors and executives officers having significant control over stockholder matters and substantial equity interests.

Use of Proceeds, page 19

6.	Please revise the disclosure in this section to explain how the proceeds will be used for the four phases mentioned on page 29.

Response: In response to the Staff’s comment, we have revised the disclosure in the Section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Plan of Operation” to explain how the proceeds of the Offering will be broken down under different expenditure categories identified in the Use of Proceeds Section (other than working capital reserves) given the different phases of our twelve month Plan of Operation. The total amount to be spent during the first twelve months under our Plan of Operation excludes an $87,000 working capital reserve. Assuming we are able to raise at least $750,000 in gross proceeds (25% of our maximum aggregate offering amount), we would spend those funds over a twelve month period as provided in our Plan of Operation. We have added a cross reference in our Use of Proceeds section to refer readers to this breakdown. The revised Plan of Operation is as follows:

Phase One - Estimated cost of $60,000, allocated as follows: $20,000 – Engineering and Prototyping, $20,000 - Production and Inventory; and $20,000 Administrative and Corporate Expenses.

Phase Two - Estimated cost of $150,000 allocated as follows: $130,000 - Production and Inventory; and $20,000 Administrative and Corporate Expenses.

Phase Three – Estimated cost of $200,000 allocated as follows: $100,000 – Production and Inventory; $50,000 Administrative and Corporate Expenses; $45,000 – Marketing; and $5,000 – Professional Fees and Compensation.

Phase Four – Estimated cost of $200,000, allocated as follows: $155,000 – Marketing; $35,000 – Administrative and Corporate Expenses; and $10,000 Professional Fees and Compensation.

Description of Business Government Regulation, page 20

7.	Please include a discussion regarding your plans to bring your "nutritionally enhanced" beverage to market and the regulatory process with the FDA and other agencies you mention on page 24. Please include an estimate of time and cost to receive approval for your products to be sold to consumers and the type of approval you will seek. Please make sure your Phase Three plan of operation is consistent with the time and expense disclosed. In addition, include a discussion regarding the "strong science and documentation" to which you refer on page 34 and the foundation for your claims CBD products have nutritionally enhancing properties and are beneficial for health and wellness.

Response: During phase three of our plan of operation we will initiate development of nutritionally enhanced beverages. Nutritionally enhanced beverages are beverages that are fortified with vitamins and minerals for greater nutritional value. In addition to enhancing our bottled water with vitamins and minerals, we also plan, subject to compliance with applicable laws, to include CBD in our bottled water. However, we make no claim that that the addition of CBD to our bottled water in and of itself will make our bottled water nutritionally enhanced.

The Food and Drug Administration (FDA) is responsible for the safety of bottled drinking water. The FDA has set Current Good Manufacturing Practices (CGMPs) specifically for bottled water. The FDA requires bottled water producers, like us, to:

o   Process, bottle, hold and transport bottled water under sanitary conditions;

o   Protect water sources from bacteria, chemicals and other contaminants;

o   Use quality control processes to ensure the bacteriological and chemical safety of the water;

o   Sample and test both source water and the final product for contaminants.

The FDA monitors and inspects bottled water products and processing plants under its food safety program. When FDA inspects plants, the FDA verifies that the plant's product water and operational water supply are obtained from an approved source; inspects washing and sanitizing procedures; inspects bottling operations; and determines whether companies analyze their source water and product water for contaminants.

As we begin to incorporate dietary supplements into our water to create nutritionally-enhanced beverages, we will become subject to additional certification and regulatory compliance by the FDA. Compliance efforts relating to dietary supplements to be included in our water are contained in Section 403(r)(6) of the Federal Food, Drug, and Cosmetic Act (the Act) (21 U.S.C. 343(r)(6)). Section 403(r)(6) of the Federal Food, Drug, and Cosmetic Act (the FD&C Act) (21 U.S.C. 343(r)(6)) requires that a manufacturer of a dietary supplement making a nutritional deficiency, structure/function, or general well-being claim have substantiation that the claim is truthful and not misleading. Under section 403(r)(6)(A) of the FD&C Act, such a statement is one that “claims a benefit related to a classical nutrient deficiency disease and discloses the prevalence of such disease in the United States, describes the role of a nutrient or dietary ingredient intended to affect the structure or function in humans, characterizes the documented mechanism by which a nutrient or dietary ingredient acts to maintain such structure or function, or describes general well-being from consumption for a nutrient or dietary ingredient.” We will only need to collect information to substantiate our product's nutritional deficiency, structure/function, or general well-being claim if we choose to place a claim on our product's label.

We expect that it will take us approximately six months to prepare our North Carolina Facility to comply with FDA regulations for CGMPs and to substantiate any claim we make on the label of our products that contain dietary supplements before we can begin to operate. We expect that compliance costs for required audits and evaluation and substantiation dietary supplement claims for our bottled water will cost about $15,000 per year.

In response to the Staff’s comment, we have reevaluated our use of the term “strong science and documentation” and decided to remove these references.

Interests of Management and Others in Certain Transactions, page 33

8.	Please describe the transactions in which Loren Brown and Robert Levitt acquired 12 million shares of your Preferred Class A Stock. Also, tell us why you have not included in this section disclosure concerning Leonard Greene. In this regard we note your disclosure on page F-13 about the loan payable to Mr. Greene and the disclosure on page F-15 that Mr. Greene is a beneficial shareholder.

Response: We have revised our disclosure under the heading “Interest of Management and Others in Certain Transactions” to include a description of the loans made by Mr. Greene to our company and we have also disclosed that such loans were forgiven on November 19, 2019. We did not describe the transaction in which Loren Brown and Robert Levit acquired 10 million shares of our Preferred Class A Stock because such transaction did not involve our company. Loren Brown and Robert Levit jointly own BNL Capital. BNL Capital acquired 10 million Preferred Class A Shares from Leonard Greene in a private transaction in November 2018. We did, however, revise our disclosure to indicate that we issued 2 million shares of Preferred Class A Stock to BNL Capital as compensation for services rendered in connection with the acquisition of the North Carolina bottling facility from North Cove.

Security Ownership of Management and Certain Securityholders, page 33

9.	We note for the fiscal year ended July 2018, Mr. Leonard Greene owned ten million shares of your preferred stock and continued to serve as president of the corporation in 2019. You disclose the Company issued Messrs. Brown and Levitt preferred stock in exchange for financing the acquisition in February of 2019 equaling 12 million shares. However, we note your disclosure on page 34 that there are 12,085,500 shares of your preferred stock issued and outstanding. Please revise the beneficial ownership table on page 33 or revise the business section to disclose the repurchase of Mr. Greene's shares. In addition, in Part I of your offering statement, you disclose the issuance of only 85,500 preferred shares, when it appears you issued 12 million within the last 12 month period. Please revise or explain this discrepancy to us.

Response: Our disclosure that the Company issued Messrs. Brown and Levit 12 million shares of Preferred Class A Stock is incorrect. The Company issued to BNL Capital, an entity controlled by Messrs. Brown and Levit, a total of 2 million shares of Preferred Class A stock. BNL Capital acquired the remaining shares of Preferred Class A Stock from Mr. Greene. We have revised our disclosure to correct this inaccuracy. In addition, we have revised Part I of our offering statement to disclose the issuance of all shares of preferred stock currently outstanding.

10.	Please confirm Ms. Kaye and Mr. Kraemer are no longer significant shareholders in the company and disclose the mechanism by which they disposed of their shares. In addition, please tell us how many shares were outstanding as of July 31, 2018. On page F-15, you indicate the 445,000,000 shares owned by Ms. Kaye constituted 43% of the outstanding common stock of the company, which exceeds the number set forth in the footnotes to the beneficial ownership table on page 33. Please reconcile this disclosure.

Response: On October 2, 2018, the Company redeemed from Mr. Kraemer 225,000,000 shares of the Company’s common stock held by him for an aggregate redemption price of $2,000. Thereafter, on October 25, 2019, the Company redeemed from Ms. Kaye a total of 225,000,000 shares of the Company’s common stock for $1,000. We have filed the redemption letters received from Mr. Kraemer and Ms. Kaye as exhibits to the Offering Statement. As of December 1, 2019, we had a total of 863,112,466 shares of our common stock outstanding and a total of 13,119,500 shares of our Class A Preferred Stock outstanding. We do not have any warrants or options outstanding. We do have convertible notes outstanding as disclosed in the Offering Statement. Accordingly, as of December 1, 2019, we had a total of 2,175,062,466 shares of our common stock outstanding assuming for this purpose the conversion of our outstanding Class A Preferred Stock on a 100-to-1 basis. We have revised our footnotes and references to outstanding securities throughout the offering statement to be consistent with the foregoing.

Unaudited Financial Statements for the Nine Months Ended April 30, 2019 Note 1 – Significant Accounting Policies

E. Fixed Assets, page F-5

11.	We note your disclosure that the Marion, North Carolina facility was valued by a third party appraisal and is depreciated based on that valuation. Although you are not required to make reference to this independent third-party expert, to the extent that you do refer to experts in your offering statement, we remind you that you should disclose the name of the expert and include the expert’s consent pursuant to Item 17(11) to Part III of Form 1-A. Please revise your offering statement accordingly, remove the reference to the third party appraiser, or explain to us why a consent is not required.

Response: In response to the Staff’s comment, we have amended our offering statement to remove references to the appraisal of the third-party appraiser.

Exhibit Index, page F-17

12.	Please file as exhibits the Asset Purchase Contract and Receipt agreement mentioned on page 26 and the agreement underlying the shareholder loan payable mentioned on page F- 13.

Response: We have clarified our disclosure throughout the offering statement to indicate that Mammoth (at the time is was wholly-owned by BNL Capital) acquired the North Carolina Facility from North Cove pursuant to the Asset Purchase Contract and Receipt and that we thereafter acquired Mammoth from BNL Capital. We filed the Asset Purchase Contract and Receipt Agreement as an exhibit. The shareholder loans payable to Mr. Greene were made in several installments over time and not reduced to a written agreement. Such shareholder loan was forgiven on November 19, 2019. We have filed as an exhibit the document evidencing the forgiveness and release of such loans.

[Remainder of Page Intentionally Left Blank]

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 559-334-1000 or Louis Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,
By:/s/ Leonard Greene
.	Leonard Greene
Chief Executive Officer

cc: Louis A. Bevilacqua